 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC THIRD QUARTER 2020 PRESS RELEASE

SHELL SETS OUT A COMPELLING INVESTMENT CASE

The Hague, October 29, 2020 - Shell today announced a cash allocation framework that will enable it to reduce debt, increase distributions to shareholders, and allow for disciplined growth as it reshapes its business for the future of energy. Ongoing work to reshape Shell’s portfolio is expected to deliver continued cash generation to grow its low-carbon businesses as well as to increase shareholder distributions, making a compelling investment case.

In confirming its progressive dividend policy, Shell announces a dividend per share growth by around 4% to 16.65 US cents for the third quarter 2020 and annually thereafter, subject to Board approval.

The cash allocation framework includes a target to reduce net debt to $65 billion (from $73.5 billion as of September 30, 2020) – and, on achieving this milestone, a target to distribute a total of 20-30% of cash flow from operations to shareholders. Increased shareholder distributions will be achieved through a combination of Shell’s progressive dividend and share buybacks. Remaining cash will be allocated to disciplined and measured capex growth and further debt reduction, targeting AA credit metrics through the cycle.

Shell’s decisive steps this year have significantly strengthened its financial resilience, allowing the acceleration of strategic plans and providing clarity on cash priorities. These actions support Shell's ambition to become a net-zero energy emissions business by 2050 or sooner, in step with society and its customers.

"Our sector-leading cash flows will enable us to grow our businesses of the future while increasing shareholder distributions, making us a compelling investment case," said Royal Dutch Shell Chief Executive Officer, Ben van Beurden.

"We must continue to strengthen the financial resilience of our portfolio as we make the transition to become a net-zero emissions energy business. Our decisive actions taken earlier in the year have solidified our operational and cash delivery. The strength of our performance gives us the confidence to lay out our strategic direction, resume dividend growth and to provide clarity on the cash allocation framework, with clear parameters to increase shareholder distributions."

Chair of the Board of Royal Dutch Shell, Chad Holliday commented: "The Board has reviewed Shell’s recent performance and its plans to grow its businesses of the future, and we are confident that Shell can sustainably grow its shareholder distributions as well as invest for growth.

As a result, the Board has decided to increase the dividend per share to 16.65 US cents for the third quarter 2020. The Board has additionally approved a cash allocation framework for Shell which, on reducing its net debt to $65 billion, will target total shareholder distributions of 20-30% of cash flow from operations."

Shell will continue with its strong capital discipline, including annual Cash capex of between $19 and $22 billion in the near term and a focus on reducing net debt. Shell will continue its relentless high grading of the portfolio with expected divestment proceeds of $4 billion a year on average.

LEADING ENERGY TRANSITION STRATEGY AND A STRONG PORTFOLIO

Shell will reshape its portfolio of assets and products to meet the cleaner energy needs of its customers in the coming decades. The key elements of Shell’s strategic direction include:

  Ambition to be a net-zero emissions energy business by 2050 or sooner, in step with society and its customers.
  Grow its leading marketing business, further develop the integrated power business and commercialise hydrogen and biofuels to support customers’ efforts to achieve net-zero emissions.
  Transform the Refining portfolio from the current fourteen sites into six high-value energy and chemicals parks, integrated with Chemicals. Growth in Chemicals will pivot to more performance chemicals and recycled feedstocks.
  Extend leadership in liquefied natural gas (LNG) to enable decarbonisation of key markets and sectors.
  Focus on value over volume by simplifying Upstream to nine significant core positions, generating more than 80% of Upstream cash flow from operations.
  Enhanced value delivery through Trading and Optimisation.

A comprehensive strategy update, with details on the future shape of the Shell portfolio, actions to deliver the net-zero ambition, and a full financial outlook will be presented on February 11, 2021.

NOTES TO EDITOR

  Our nine core Upstream positions are: Brazil, Brunei, Gulf of Mexico (US/Mexico GoM), Kazakhstan, Malaysia, Nigeria, Oman, Permian and UK North Sea.
  The six sites expected to form our energy and chemicals parks include: Deer Park (US), Norco (US), Pernis (NL), Pulau Bukom (Singapore), Rheinland (Germany) and Scotford (Canada).
  The chemicals-only production sites, which sit alongside the energy and chemicals parks are: CSPC (China- JV with CNOOC), Fife Ethylene Plant (Scotland - JV with Exxon), Geismar (US), Jurong Island (Singapore), Moerdijk (NL), and Pennsylvania Chemicals (US - under construction).

The presentation slides and a "video of results presentation" for the quarter pre-recorded by Ben van Beurden (CEO, Royal Dutch Shell plc) and Jessica Uhl (CFO, Royal Dutch Shell plc) will be published at around 10.00 am CET/ 09.00 am GMT / 05.00 am EDT, available on our website: https://www.shell.com/investors.

RESILIENT Q3 2020 RESULTS

  Resilient earnings in a challenging macroeconomic environment.
  Record Marketing earnings driven by increased sales mix of high-margin premium products and higher non-fuel sales from our convenience retail stores.
  Strong cash flow performance proving the resilience of our integrated business model and strong cost discipline.
  Further strengthening of the balance sheet with net debt reducing by $4.4 billion to $73.5 billion.
	$ million	IFRS earnings[1]	Adjusted Earnings	CFFO	CFFO ex WC	Cash capex	Organic FCF
	Integrated Gas	(151)	768	2,323	2,396	1,020	1,352
	Upstream	(1,110)	(884)	2,101	2,629	1,245	821
	Oil Products	2,092	1,680	5,131	3,476	832	4,296
	Refining & Trading	498	55
	Marketing	1,594	1,626
	Chemicals	131	227	335	488	595	(260)
	Corporate	(739)	(792)	514	(33)	45	505
	Non-controlling interest	45	45
RDS	Q3 2020	489	955	10,403	8,955	3,737	6,713
	Q3 2019	5,879	4,767	12,252	12,083	6,098	6,630

1Income/(loss) for Q3 2020. Oil Products and Chemicals presented on a current cost of supplies basis. See reconciliation of non-GAAP measures on www.shell.com/investors.

	Q3 2020	Q2 2020	Q3 2019
ROACE	3.9%	5.3%	8.1%
Dividends	$1.2 billion	$1.4 billion	$3.8 billion
Gearing	31.4%	32.7%	27.9%
Net debt	$73.5 billion	$77.8 billion	$74.7 billion

Q3 2020 FINANCIAL PERFORMANCE DRIVERS

INTEGRATED GAS AND NEW ENERGIES

  Low realised LNG prices due to price lag in oil-linked term contracts.
  LNG trading and optimisation results below average.
  Volumes negatively impacted by LNG maintenance activities.

OUTLOOK FOR Q4 2020
Production: 830 - 870  thousand boe/d
Liquefaction volumes: 7.9 - 8.5 million tonnes

UPSTREAM

  Lower demand and lower oil and gas prices driving lower Adjusted Earnings.
  Production 14% lower compared with Q3 2019 due to OPEC+ curtailments, lower gas demand and hurricanes in US Gulf of Mexico.
  Realised liquid prices 10% below Brent, in line with historical averages; offset by low effective tax rate while in a loss position.

OUTLOOK FOR Q4 2020
Production: 2,300 - 2,500 thousand boe/d

OIL PRODUCTS

  Record Marketing performance in the quarter driven by higher margins and volume recovery in Retail, Lubricants and B2B businesses.
  Continued weakness in refining margins and lower utilisation mainly due to lower demand and economic optimisation of the plants.
  Lower opex as a result of underlying structural cost reduction and lower maintenance cost and Marketing spend driven by lower activity.
  Trading and optimisation results below average.

OUTLOOK FOR Q4 2020
Sales volumes: 4,000 - 5,000 thousand b/d
Refinery utilisation: 69% - 77%

CHEMICALS

  Lower Intermediate margins due to lower demand in most segments offset by relative strength in Solvents (used for cleaning and disinfectants) and Polyols (used in products such as furniture and insulation).
  Tax credit due to recognition of a deferred tax asset.

OUTLOOK FOR Q4 2020
Sales volumes: 3,500 - 3,900 thousand tonnes
Manufacturing plant utilisation: 77% - 85%

CORPORATE

  Net debt decreased by $4.4 billion to $73.5 billion. Helped by higher free cash flow, including a working capital inflow.
  Gearing decreased by 1.3% to 31.4% driven by net debt reduction.
  Long-term debt issuance was $3.9 billion.

OUTLOOK FOR 2020
Adjusted earnings: net expense of $3,200 - $3,500 million for the full year 2020. This excludes the impact of currency exchange rate effects.

Q3 2020 PORTFOLIO DEVELOPMENTS

  During the quarter, the CrossWind consortium, a joint venture between Shell (79.9% interest) and Eneco (20.1% interest), was awarded the tender for the subsidy-free offshore wind farm Hollandse Kust (noord) in the Netherlands. The wind farm has a planned installed capacity of 759 MW and is expected to help meet the objectives of the Dutch Climate Accord and the EU’s Green Deal. Both companies have already taken their final investment decisions on the project. This investment is part of Shell's ambition for a new wind-to-hydrogen value chain.
  During the quarter, Shell completed the sale of its Appalachia shale gas position in the USA for $541 million paid fully in cash, less closing adjustments. The transaction has an effective date of January 1, 2020.
  In August, Shell took the final investment decision to contract the Mero-3 floating production, storage and offloading (FPSO) vessel to be deployed at the Mero field within the offshore Santos Basin in Brazil. This production system has a daily operational capacity rate of 180,000 barrels of oil equivalent, with production coming online over the next four years.

UPCOMING EVENTS

  Fourth quarter 2020 results and dividends are scheduled to be announced on February 4, 2021.
  First quarter 2021 results and dividends are scheduled to be announced on April 29, 2021.
  Second quarter 2021 results and dividends are scheduled to be announced on July 29, 2021.
  Third quarter 2021 results and dividends are scheduled to be announced on October 28, 2021.
  Shell Strategy Day is scheduled to take place on February 11, 2021.

USEFUL LINKS

Unaudited Results Q3 2020 (https://www.shell.com/investors/financial-reporting/quarterly-results/2020/q3-2020.html)

Third quarter 2020 dividend announcement (https://www.shell.com/investors/dividend-information/historical-dividend-payments/third-quarter-2020-interim-dividend.html)

Webcast registration (https://webcast.shell.com/live/5e5b3cbe-78bc-4e27-9d9e-242141c129c2/public/)

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This announcement includes certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS, including Adjusted Earnings, CFFO excluding working capital movements, Cash capital expenditure, Organic free cash flow, Return on average capital employed, Underlying operating expenses, Gearing and Net debt. This information, along with comparable GAAP measures, is useful to investors because it provides a basis for measuring Royal Dutch Shell plc’s operating performance and ability to retire debt and invest in new business opportunities. Royal Dutch Shell plc’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the business performance.

Alternative performance (non–GAAP) measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. This announcement does not replace (and should be read in conjunction with) Royal Dutch Shell plc’s quarterly unaudited financial statements and wherever appropriate and practical, reconciliations to relevant GAAP measures are provided in the quarterly unaudited results at www.shell.com/investors.

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

It is important to note that at October 29, 2020, Shell’s operating plans and budgets do not reflect Shell’s Net-Zero Emissions ambition. Shell’s aim is that, in the future, its operating plans and budgets will change to reflect this movement towards its new Net-Zero Emissions ambition. However, these plans and budgets need to be in step with the movement towards a Net-Zero Emissions economy within society and among Shell’s customers.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, October 29, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This announcement contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

The financial information presented in this announcement does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2019 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

The information in this announcement does not constitute the unaudited interim consolidated financial statements which are contained in Shell’s third quarter 2020 and nine months unaudited results available on www.shell.com/investors.

CONTACTS

Media: International +44 207 934 5550; USA +1 832 337 4355

Definitions are provided in the notes section of the quarterly unaudited results, available at www.shell.com/investors

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: October 29, 2020	/s/ Linda Coulter
Linda Coulter
Company Secretary